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                     [LETTERHEAD OF CLIFFORD CHANCE US LLP]

September 4, 2009

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549

RE:  SELIGMAN PREMIUM TECHNOLOGY GROWTH FUND, INC.
     (FILE NOS. 333-_______; 811-_______)

Dear Sir or Madam:

     On behalf of Seligman Premium Technology Growth Fund, Inc. (the "Fund"), we transmit for filing under the Securities Act of 1933 and the Investment Company Act of 1940, a registration statement on Form N-2 relating to the Fund's initial issuance of common shares Common Stock, par value $.01 per share (the "Registration Statement"). The Fund has filed electronically a Notification of Registration on Form N-8A in conjunction with this filing.

     The Fund is a newly organized, closed-end management investment company and the Registration Statement is being filed for the purpose of registering Common Stock of the Fund. The registration fee for purposes of the initial filing has been wired through the FEDWIRE system to the Securities and Exchange Commission's account at Mellon Bank. The Registration Statement transmitted with this letter contains conformed signature pages, the manually executed originals of which are maintained at the offices of the Fund.

     It is expected that the Fund will file a pre-effective amendment responding to any comments and registering additional shares promptly after the resolution of any comments, along with a request of acceleration of effectiveness of the Registration Statement.

     If you have any questions concerning the foregoing, please feel free to contact me at (212) 878-8489 or Clifford R. Cone at (212) 878-3180.

Best Regards,


/s/ Leonard B. Mackey, Jr.
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Leonard B. Mackey, Jr.